RADICA(R) ANNOUNCES LICENSE AGREEMENT
                      WITH WORLD POKER TOUR(TM) FOR LINE OF
                        HANDHELD ELECTRONIC CASINO GAMES


FOR IMMEDIATE RELEASE               CONTACT:  PATRICK S. FEELY
AUGUST 9, 2004                                PRESIDENT & CEO
                                              LOS ANGELES, CALIFORNIA)
                                              (626) 744 1150
                                              DAVID C.W. HOWELL
                                              PRESIDENT ASIA OPERATIONS
                                              & CFO
                                              (HONG KONG)
                                              (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that it will develop and distribute a line of handheld electronic Texas Hold `Em casino games based on the World Poker Tour (WPT) hit weekly television series that airs on the Travel Channel.

"Every WPT fan dreams of making it to a World Poker Tour Final Table," said Pat Feely, Radica's CEO. "Now, with WPT handheld games from Radica, poker fans can hone their poker skills and enter the `virtual' world of the WPT - anytime they want."

With more than 50 million poker players in the United States and more than 100 million players worldwide, poker continues to gain in popularity. More people play poker than play golf, billiards or tennis. The World Poker Tour has both helped create and benefited from the increase in popularity of poker, as the WPT television show has garnered huge ratings for the Travel Channel.

Under the terms of the agreement, Radica will manufacture WPT-branded handheld electronic games for worldwide distribution. The first games are expected to ship March 2005, to coincide with the launch of Season Three of the World Poker Tour on the Travel Channel.

The licensing relationship between Radica and WPT was developed and negotiated by Brandgenuity LLC, WPT's strategic product licensing and merchandising agency of record.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.



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ABOUT THE WORLD POKER TOUR
--------------------------
WPT Enterprises, Inc. is a media and entertainment company principally engaged in the development, production and marketing of gaming-themed televised programming, the licensing and sale of branded products and the sale of corporate sponsorships.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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